UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
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 FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 26 September 2024

Commission File Number: 001-14958
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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
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1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 26 September 2024 — Completion of sale of final 20% of National Gas

Exhibit 99.1

26 September 2024

National Grid plc

Completion of sale of final 20% of National Gas

National Grid plc ("National Grid") is pleased to announce that it has today completed the sale of its final 20% equity interest in National Gas to a consortium of long-term infrastructure investors led by Macquarie Asset Management.

Enquiries and contacts

Investors and Analysts:

Angela Broad                                      +44 (0) 7825 351 918
Tom Edwards                                      +44 (0) 7976 962 791

Media:

Dan Roberts, Brunswick                     +44 (0) 207 404 5959

Notes to Editors

About National Grid

National Grid lies at the heart of a transforming energy system, spanning the UK and the US. Our businesses supply gas and electricity, safely, reliably and efficiently to millions of customers and communities. But we also drive change through engineering innovation and by incubating new ideas with the power to revolutionise our industry.

National Grid is pioneering ways to decarbonise the energy system including delivering The Great Grid Upgrade - the largest overhaul of the UK grid in generations - and building the Upstate Upgrade, the largest investment in New York's electricity transmission network for over a century.

As one of the largest investor-owned energy companies in the world, National Grid is at the centre of a clean, fair and affordable energy future, and is one of the FTSE's largest investors in the energy transition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 26 September 2024